UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 8, 2013

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-190038) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-173886) AND FORM S-8 (NOS. 333-153723, 333-167232, 333-173899 AND 333-183110) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. As used herein, the term Barclays may also refer to Barclays PLC and Barclays Bank PLC together with their subsidiaries.

In connection with securities offerings in the United States and elsewhere, Barclays PLC and Barclays Bank PLC (“Barclays Bank”) hereby provide the following to update their previous disclosure with respect to legal proceedings to reflect certain recent developments and should be read in conjunction with the related disclosures in the Barclays’ Annual Report on Form 20-F for the year ended 31 December 2012, the 2013 Interim Results Announcement on 30 July 2013 (the “Interim Results Announcement”) and the Interim Management Statement on 30 October 2013 (the “Interim Management Statement”).

Mortgage related activity and litigation

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises “GSEs”; and sales of approximately $3bn of loans to others. In addition during this time period, approximately $19.4 billion of loans (net of approximately $500 million of loans sold during this period and already repurchased) were also originated and sold to third parties by a mortgage originator that Barclays acquired in 2007 (the “Acquired Subsidiary”).

As reflected in Note 19 of the Interim Results Announcement on 30 July 2013, in connection with Barclays loan sales and sponsored private-label securitisations, Barclays provided certain loan level representations and warranties (“R&Ws”) generally relating to the underlying mortgages, the property, mortgage documentation and/or compliance with law. Barclays was the sole provider of R&Ws with respect to approximately $5bn of Barclays sponsored securitizations, approximately $0.2bn of sales of loans to GSEs, and the approximately $3bn of loans sold to others. In addition, the Acquired Subsidiary was the sole provider of R&Ws on all of the loans it sold to third parties. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no expiration provisions applicable to the

R&Ws made by Barclays or the Acquired Subsidiary. Barclays R&Ws with respect to the $3 billion of loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs, the loans sold by the Acquired Subsidiary or those provided by Barclays on approximately $5bn of Barclays sponsored securitisations discussed above. R&Ws on the remaining approximately $34bn of Barclays sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with Barclays, as depositor to the securitisation trusts, providing more limited R&Ws. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. Total unresolved repurchase requests associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities were £0.4bn at 30 June 2013. Some of these unresolved repurchase claims relate to actions that have been commenced by the trustees for certain residential mortgage-backed securities (“RMBS”) securitizations, Deutsche Bank National Trust Company and US Bank, National Association, in which the trustees allege that Barclays must repurchase loans that violated the operative R&Ws. Complaints have only been filed in some of these actions, and because all of these actions are at preliminary stages, it is not practicable to provide an estimate of the impact of any of these actions.

In addition, as Barclays has previously disclosed, the US Federal Housing Finance Agency (“FHFA”), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the “GSEs”), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of RMBS. The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which a Barclays subsidiary was lead or co-lead underwriter. The original amount of RMBS related to the claims against Barclays in the FHFA cases and the other civil actions against the Group totalled approximately US$8.7 billion, of which approximately US$2.6 billion was outstanding as at 30 June 2013. Cumulative losses reported on these RMBS as at 30 June 2013 were approximately US$0.5 billion. If Barclays were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 30 June 2013), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of these RMBS as at 30 June 2013 to be approximately US$1.6 billion. Barclays may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by other underwriters, in which Barclays is indemnified by Countrywide, or a second lawsuit commenced by the National Credit Union Administration in the second half of 2013 related to $293 million of additional RMBS.

LIBOR and other benchmarks civil actions

As previously disclosed, Barclays Bank and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR. The complaints are substantially similar and allege, amongst other things, that Barclays Bank and the other banks individually and collectively violated various provisions of the Sherman Act, the US Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates.

On 31 October 2013, Fannie Mae filed suit in the Southern District of New York against nine LIBOR panel banks, including Barclays, and the BBA, claiming an estimated $800 million in damages, plus an unspecified amount of punitive damages. In the complaint, Fannie Mae alleges the banks suppressed the US Dollar LIBOR rate causing Fannie Mae to lose at least $332 million on interest rate swaps that it used to hedge the risks of mortgage investments. Fannie Mae also alleges that it suffered damages as a result of its purchase of other LIBOR-indexed products, including mortgages, mortgage backed securities, and variable-rate loans. It is not practicable at this stage for Barclays to provide an estimate of the impact of this suit by Fannie Mae.

Also, as previously disclosed, on 12 February 2013, a class action was commenced against Barclays Bank and other EURIBOR panel banks by plaintiffs that purchased or sold a NYSE LIFFE EURIBOR futures contract. An amended complaint was filed on 2 November 2013, which expanded the purported class to include purchasers of “Euro currency futures contracts” on the Chicago Mercantile Exchange and purchasers of interest rate swaps and other financial instruments linked to Euribor entered into by a U.S. person or entity from a location within the U.S. The amended complaint alleges manipulation of the EURIBOR rate and violations of the U.S. Commodity Exchange Act and Sherman Act beginning as early as 1 June 2005 and continuing through 31 March 2011. The action is currently pending in the United States District Court for the Southern District of New York. The plaintiffs have indicated that they plan to file a second amended complaint in early 2014.

Foreign exchange trading civil actions

As Barclays reported in its Interim Management Statement, various regulatory authorities and enforcement authorities have indicated that they are investigating foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit trading positions. As Barclays also disclosed, Barclays has received enquiries from certain of these authorities related to their particular investigations, is reviewing its foreign exchange trading covering a several year period through August 2013 and is cooperating with the relevant authorities in their investigations. On 1 November 2013, a civil action on behalf of a purported class of plaintiffs was filed in the U.S. District Court for the Southern District of New York alleging manipulation of foreign exchange markets in violation of the US Sherman Act and naming several international banks as defendants, including Barclays Bank. It is not practicable at this stage for Barclays to predict the impact of these investigations or the civil action or any additional civil actions that may be commenced in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 8, 2013	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 8, 2013	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Joint Company Secretary